Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED MARCH 17, 2025
TO THE PROSPECTUS DATED NOVEMBER 12, 2024
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated November 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of April 1, 2025;
•to disclose the calculation of our February 28, 2025 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
On February 28, 2025, we sold 40% of our indirect leasehold interest in a student housing property, The Carmin, to an unaffiliated third party. The unaffiliated third party acquired its interest in the property at an implied leasehold valuation of $138.5 million(1), plus closing costs and customary proration adjustments. As part of the recapitalization transaction, we refinanced our existing $65.5 million secured leasehold mortgage. Proceeds from a newly originated $84.0 million secured mortgage were partially used to repay the existing mortgage.

As a result of this transaction and our previously disclosed disposition of Bixby Kennesaw, we have reduced a large sector and single asset concentration that resulted from relative outperformance in the sector. Between December 2024 and February 2025, we have completed dispositions or recapitalizations of assets comprising over $265.0 million at contractual sale prices 1% above the most recent appraisals. This activity created over $110.0 million of equity to reinvest in assets with reset pricing within markets where we have long-term conviction. With our pipeline of new investments, ample liquidity and low leverage at 23%, we believe we provide investors with a compelling opportunity to access private real estate at what we believe is an inflection point.

(1) The leasehold valuation of $138.5 million equates to a reported fee simple value of $192.5 million when including the associated ground lease.
April 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2025 (and repurchases as of March 31, 2025) is as follows:

Transaction Price (per share)
Class T	$26.4786
Class S	$26.5353
Class D	$26.4974
Class I	$26.6323
Class E	$28.2464

The April 1, 2025 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2025. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
February 28, 2025 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2025.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E and Class N shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of February 28, 2025:

$ in thousands, except share/unit data
Components of NAV	February 28, 2025
Investments in real estate	$775,077
Investments in unconsolidated entities	147,500
Investments in real estate-related securities	56,851
Investment in commercial loan	12,161
Investment in affiliated fund	20,727
Cash and cash equivalents	112,348
Restricted cash	6,641
Other assets	12,655
Mortgage notes, revolving credit facility and financing obligation, net	(354,638)
Subscriptions received in advance	(2,397)
Other liabilities	(17,796)
Management fee payable	(385)
Accrued stockholder servicing fees	(14)
Non-controlling interests in joint-ventures	(145,619)
Net asset value	$623,111
Number of outstanding shares/units	22,711,925
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of February 28, 2025:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Operating Partnership Units(1)	Total
Net asset value	$16,671	$19,652	$23,390	$122,205	$34,761	$404,995	$1,437	$623,111
Number of outstanding shares/units	629,586	740,582	882,740	4,588,610	1,230,628	14,588,919	50,860	22,711,925
NAV Per Share/Unit as of February 28, 2025	$26.4786	$26.5353	$26.4974	$26.6323	$28.2464	$27.7605	$28.2464
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the February 28, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.3%	5.8%
Office	8.8%	7.3%
Industrial	8.2%	5.9%
Self-Storage	7.8%	5.8%
Multifamily	7.1%	5.5%
Student Housing	7.5%	5.8%
Retail	8.4%	7.3%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	2.0%	1.9%	1.8%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.7)%	(2.0)%	(1.8)%	(1.9)%	(1.8)%	(1.8)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.1%	2.9%	2.7%	3.0%	2.7%	1.9%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.7)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of March 12, 2025, we have issued and sold in our public offering (1) 204,218 shares of our common stock (consisting of 3,701 Class T shares, 68,161 Class S shares, 11,949 Class D shares, 119,526 Class I shares and 881 Class E shares) in the primary offering for total proceeds of $5.5 million and (2) 27,192 shares of our common stock (consisting of 2,913 Class T shares, 5,185 Class S shares, 5,572 Class D shares, 11,069 Class I shares and 2,453 Class E shares) pursuant to our distribution reinvestment plan for a total value of $0.7 million. As of February 28, 2025, our aggregate NAV was $623.1 million. We intend to continue selling shares in our public offering on a monthly basis.